Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 O: 650.493.9300 F: 650.493.9301

REZWAN D. PAVRI

Internet: rpavri@wsgr.com

Direct dial: (650) 565-3574

January 26, 2021

BY EDGAR

Matthew Crispino, Esq., Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pluralsight, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 7, 2021

File No. 001-38498

Dear Mr. Crispino:

Enclosed with this letter are copies of the materials previously submitted to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in response to Staff’s letter dated January 19, 2021, regarding the preliminary proxy statement on Schedule 14A filed with the Commission on January 7, 2021 (the “Proxy Statement”) by Pluralsight, Inc.

If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address appearing above.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

Enclosure

cc:	Pluralsight, Inc.

Matthew Forkner

Kirkland & Ellis LLP

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Stuart E. Casillas, P.C.

Nathan J. Davis

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Martin Korman

Douglas Schnell

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